Exhibit 99.2

November 5, 2007

Mr. Eqbal Al Yousuf
AI Yousuf L.L.C.
P.O. Box 25
Dubai, UAE

ZAP
501 Fourth Street	Mr. Steven M. Schneider
Santa Rosa, CA 95401	501 Fourth Street
Attn: Mr. Steven M. Schneider	Santa Rosa, CA 95401

          Subject: Side Letter Agreement

Gentlemen:

This Side Letter Agreement (the “Letter Agreement”) is made by and between Al Yousuf LLC (the “Investor”), ZAP (the “Company”) and Steven M. Schneider (“Schneider”). Reference is made to the purchase of shares of ZAP (the “Shares”), a public company organized under the laws of California whose shares trade over the counter on OTCBB, by the Investor in accordance with the Securities Purchase Agreement and associated documents between the parties (the “Investment Documents”). This Agreement, when accepted by the parties, will become part of the Investment Documents and will evidence our further agreement with respect to the matters set forth below. All terms used and not defined herein, shall have the same meaning as in the Investment Documents. If there is any inconsistency between the terms of this Agreement and the other Investment Documents, the terms of this Agreement will govern.

The parties hereby clarify the Investment Documents and confirm as follows:

1)	So long as this Letter Agreement is in effect, the Investor and Schneider hereby agree that Schneider shall vote his Shares in a manner intended to cause the following, and the Company shall take or cause to be taken all action permissible in accordance with applicable law and within its power to effect the following:

a)	that the number of members of the Board of Directors of the Company (the “Board”) will be between five and seven persons;

b)	the Investor will select one member of the Board (the “Al Yousuf Director”) which shall be appointed without undue delay:

c)	the Al Yousuf Director shall have similar indemnification, director and officer insurance coverage and similar compensation for service as a director as other directors of the Company and reimbursement of expenses in connection with his service on the Board of Directors of the Company;

d)	in the case of a proposed sale or transfer of shares or equity interests in the Company by Schneider (other than transfers among Schneider’s family members, for estate planning purposes or sales or transfers the proceeds of which are to be used for paying the exercise price of options or warrants to purchase voting capital stock of the Company) where the sum of i) the affected shares or equity interests of such sale or transfer and ii) the aggregate amount of shares or equity interests in the Company sold or transferred by Schneider over the preceding 12 month period is equal to or greater than 1% of the outstanding equity interests in the Company on a fully diluted basis the Investor shall have, in its sole discretion, a right of first refusal to purchase such shares or equity interests on the same terms as in the proposed sale or transfer. Such right shall he exercised within ten (10) Business Days (where “Business Day” refers to a day during which banks are open for business in Los Angeles, California and Dubai, United Arab Emirates) after receipt by Investor of Schneider’s notice to Investor of a proposed sale or transfer subject to the right of first refusal;

e)	the Investor shall have the right, exercisable in its sole discretion, to tag along on a pro rata basis and on similar terms with any sale or transfer of shares by Schneider (other than sales or transfers the proceeds of which are to be used for paying the exercise price of options or warrants to purchase voting capital stock of the Company) where the sum of i) the affected shares or equity interests of such sale or transfer and ii) the aggregate amount of shares or equity interests in the Company sold or transferred by Schneider over the preceding 12 month period is equal to or greater than 1% of the outstanding equity interests in the Company on a fully diluted basis; and

f)	any person or entity purchasing any of the shares or other equity interests in the Company owned by Schneider as of the date of this Agreement (other than sales or transfers the proceeds of which are to be used for paying the exercise price of options or warrants to purchase capital stock of the Company) in the aggregate equal to or greater than 1% of the outstanding equity interests in the Company on a fully diluted basis, whether pursuant to a single transaction or multiple transactions, shall be required to become a party to a separate agreement and to agree expressly to comply with the obligations of Schneider which is contained in this Section 1 of this Letter Agreement.

2)	So long as this Letter Agreement is in effect, Schneider shall vote his Shares in a manner intended to cause none of the following actions to be taken, and the Company shall take or cause to be taken all action permissible in accordance with applicable law and within its power to effect that none of the following actions are taken, without the prior written approval of the Investor (such approval not to be unreasonably withheld): (i) liquidate, dissolve or wind up the affairs of the Company, or effect any event which would constitute a liquidation, except as required by law; (ii) create or authorize the creation of any new class of equity security having rights, preferences or privileges senior to or on parity with the Shares; (iii) issue convertible notes or grant warrants or options (other than to the Company’s employees, consultants or service providers where the aggregate amount of shares of any class contemplated by all such convertible notes, warrants and options issued or granted to the Company’s employees, consultants or service providers during any 12 month period does not exceed 1,500,000 shares within any 12 month period); (iv) purchase or redeem, or pay any dividend or distribution on, any capital shares or other equity interest in the Company, except as required by any existing contractual rights: (v) create or authorize the creation of any indebtedness for money borrowed, or grant any guarantees, liens or other security interests in respect thereof in an amount in aggregate in excess of US$1,500,000, except in the ordinary course of business; or (vi) sell all or substantially all of the assets of the Company or enter into any merger, consolidation, business combination, or recapitalization, whether in any single transaction or series of related transactions occurring within a 12 month period; provided, however, that such prior written approval of the Investor shall not be required to take an action described in clause (ii) or clause (iii) of this Paragraph 2 to the extent the Investor has been given the right of first refusal, exercisable within ten (10) Business Days of notice, to subscribe to such new class of equity or such convertible note, warrant or option, as the case may, on terms similar thereto.

3)	So long as this Letter Agreement is in effect, the Company shall notify the Investor at least thirty business days prior to the filing of a registration statement with respect to any offering of the Company’s shares, for its own account or for the account of any shareholder, and shall offer the Investor the opportunity to register such number of Shares as the Investor may request in writing within five days after the above-described notice. The Company shall include in such registration statement all such Shares which are requested to be included therein, on the same terms and conditions as the shares otherwise being sold in such registration; except that in any registration statement of a firm commitment underwriting of shares offered for the account of the Company, Investor shall be subject to customary underwriters’ cutback. If the Investor decides not to include all of its Shares in any registration, the Investor shall nevertheless continue to have the right to include any Shares in any registration as may be filed by the Company, all upon the terms and conditions set forth herein. The rights granted by this paragraph 3 shall not apply to any registration statement previously filed or any amendments thereto.

This Letter Agreement will expire and be of no force and effect as of the earlier of (a) the seventh anniversary of the date hereof or (b) the first date on which Investor’s beneficial ownership, as calculated in accordance with regulations under Section 13 of the Securities Exchange Act of 1934, as amended, of the common stock of the Company is less than 5% of the issued and outstanding common stock of the Company.

The Company and Schneider each represent and warrant that (a) it/he has the relevant power and authority necessary to execute and deliver this Letter Agreement and (b) this Letter Agreement has been duly authorized, executed, and delivered by, and is enforceable against, it/him. The Company and Schneider each further represent and warrant that the execution and the delivery of this Letter Agreement by it/him and the performance of their respective obligations hereunder will not (a) breach any law or order to which it/he is subject or any provision of the Company’s organizational documents, (b) breach any contract to which it/he is a party or by which it/he is bound, or (c) require any further consent.

This Agreement is made and shall be enforced under the laws of the State of California. In the event of any conflict between the terms of this Letter Agreement and any provisions of the Investment Documents or any other agreement between the parties, this Letter Agreement shall control.

This Letter Agreement supersedes any and all prior dated letter agreements among the parties hereto relating to the purchase of the Shares by the Investor.

If the foregoing correctly sets forth your understanding of our agreement with respect to the matters addressed above, please indicate your acceptance and approval below.

ACCEPTED AND AGREED AS OF THE 5th DAY OF NOVEMBER 2007.

AL YOUSUF LLC	ZAP

By: /s/ Eqbal Al Yousuf	By: /s/ Steven M. Schneider
Eqbal Al Yousuf,	Steven M. Schneider,
President	Chief Executive Officer

/s/ Steven M. Schneider
Steven M. Schneider, an individual